SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Infinera Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value
(Title of Class of Securities)

45667G103
(CUSIP Number of Class of Securities’ Underlying Common Stock)

Michael O. McCarthy III, Esq.
Infinera Corporation
169 Java Drive
Sunnyvale, CA 94089
(408) 572-5200
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Kenton J. King, Esq.
Joseph M. Yaffe, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue – Suite 1100
Palo Alto, CA  94301
(650) 470-4500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$50,929,629	$3,631.28
*
Estimated solely for purposes of determining the filing fee.  This amount assumes that options to purchase 5,265,300 shares of common stock of Infinera Corporation having an aggregate value of $ 50,929,629 as of January 25, 2010 will be exchanged or cancelled pursuant to this offer.  The aggregate value of such securities was calculated based on the Black-Scholes option pricing model.  The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of this transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,631.28
Form or Registration No.:	Schedule TO (File No. 005-83483)
Filing party:	Infinera Corporation
Date filed:	January 25, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2010, as previously amended and supplemented on February 12, 2010 (as amended, the “Schedule TO”).  Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented, and unaffected items and exhibits are not included herein. This Amendment No. 2 is the final amendment to the Schedule TO and reports the results of the tender offer. This Amendment No. 2 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Exchange Act.

Item 4.	Terms of the Transaction

(a) Material Terms

Item 4 of the Schedule TO is hereby amended and supplemented to add the following information:

“The Offer to Exchange Certain Outstanding Options to Purchase Common Stock for New Awards expired on February 22, 2010 at 9:00 P.M. Pacific Time.  A total of 406 eligible employees participated in the option exchange.  Pursuant to the terms and conditions of the option exchange, Infinera accepted for exchange options to purchase an aggregate of 4,926,790 shares of Infinera common stock, representing 93.6% of the total number of options eligible for exchange.  All surrendered options were cancelled effective as of the expiration of the option exchange, and immediately thereafter, in exchange therefor, Infinera granted (i) new options with an exercise price of $7.61 per share (representing the per share closing price of Infinera common stock on February 22, 2010, as reported on the Nasdaq Global Select Market) to purchase an aggregate of 1,564,727 shares of Infinera common stock and (ii) restricted stock units representing 814,017 shares of Infinera common stock under the Infinera Corporation 2007 Equity Incentive Plan.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INFINERA CORPORATION

/s/ Michael O. McCarthy, III
Michael O. McCarthy, III
Chief Legal Officer and Corporate Secretary

Date:  February 23, 2010